Rule 17g-1 - Bonding of Officers and Employees of
Registered Management Investment Companies

17g-1(g)(1)(ii)(c): Statement showing the amount of the single insured bond which each investment company would have provided and maintained had it not been named as an insured under a joint insured bond


      J.P. Morgan Exchange-Traded Fund Trust	$2,500,000


The premium for J.P. Morgan Exchange-Traded Fund Trust is paid for the period April 1, 2020 to April 1, 2021.